Exhibit 28(g)


                                   AGREEMENT

               THIS AGREEMENT is made and entered into this 27th day of September, 1994, by and between REPUBLIC BANK, a Michigan-chartered state bank ("Seller"), and CB NORTH, a Michigan-chartered state bank ("Purchaser"). Purchaser desires to acquire and assume from Seller, and Seller is willing to sell and transfer to Purchaser, the following branch office buildings and properties (hereinafter "Premises"), the deposit accounts, applicable loan portfolio and branch banking business conducted therefrom (excluding for all purposes from this Agreement, however, Seller's Traverse City and Petoskey loan production offices and operations) and certain items of equipment and furniture located therein. The branch offices which are the subject of this Agreement (the "Branch Offices") are as follows:

                   1. 305 E. Cayuga, Bellaire, Michigan 49615
                   2. 2530 Main Street, Central Lake, Michigan 49622
                   3. 880 Munson, Traverse City, Michigan 49684

In consideration of the premises and the mutual covenants and undertakings set forth hereinafter, the parties agree as follows:

                             I. PURCHASE AND SALE

               1.1 Property to Be Transferred. Subject to the terms and conditions of this Agreement, effective at the close of business on the Closing Date (as defined hereinafter), Seller shall sell, transfer, convey and assign to Purchaser the following properties:


               (a) The Premises more particularly described in Exhibit A
                   hereto, together with all easements, improvements thereon and all appurtenances thereto;

               (b) All of Seller's right, title and interest in and to that certain lease dated March 21, 1988, by and between Seller, as tenant, and Anthony Vozza d/b/a Scarpa, as landlord (the "Traverse City Lease"), with respect to the Premises located in Traverse City, Michigan;

               (c) All of Seller's right, title and interest in and to the applicable loan portfolio carried as assets on the regular books and records of the Branch Offices as of the Closing Date excluding only (i) the existing SBA loans for Account Names Willow Creek, Drayton Plain Vet Clinic, Inc., Batter-Up, Inc. and William Rzadkowolski, Account Numbers 7036101, 7037302, 7043401 and 7042702, respectively, and
                   (ii) such loans as to which Purchaser notifies Seller in writing not later than ten (10) business days prior to the Closing Date that Purchaser has elected not to acquire (such loans, other than those described in (i) and (ii) above being referred to as the "Loan Portfolio"), including all notes, mortgages (and any escrow accounts established thereunder), security agreements, assignments, financing statements, insurance policies and other instruments, documents, contract rights, claim and books and records pertaining to the Loan Portfolio;

               (d) All of Seller's right, title and interest in and to the office equipment, furniture, office records, maintenance contracts, if any, relating to the Premises and the personal property located on the Premises, and other items of personal property relating to the Premises, including all leased equipment, all of which is described in Exhibit B attached hereto, all of which is and, subject to Section
                   3.6 and Section 5.7 hereof, will be at the Closing Date located on Premises; excepting, however, all teller station terminals and any other assets specifically described on

                   Exhibit B-1 which are specifically excluded from the sale and transfer contemplated by this Agreement ("Excluded Equipment");

               (e) All cash and currency issued by the United States of
                   America held in the vaults at the Premises as of the Closing Date;

               (f) All of Seller's right, title and interest in and to the time deposits, savings accounts, certificates of deposit, money market checking accounts ("MMCA's"), money market deposit accounts ("MMDA's"), checking ("NOW") accounts, all other forms of N0W or demand accounts, including economy checking accounts ("ECA's"), regular business checking accounts ("RBCA") and low volume business checking account ("LBCA"), all individual retirement accounts ("IRA's"), Keogh plans and self employed Pension Plans ("SEPs"), if any, as of the Closing Date and which are associated with the Branch Offices (hereinafter "Core Deposits"), all loans secured by any of such Core Deposits being transferred to Purchaser in whole or in part, all overdraft loans or lines of credit associated with any Core Deposit accounts being transferred to Purchaser (collectively "Deposit Related Loans"), if any, all land contract accounts being serviced by Seller for which the land contract payments are deposited into a deposit account being transferred to Purchaser according to the books and records of Seller at the Closing Date, and, subject to Section 3.6 and Section
                   5.7 hereof, all of Seller's rights and interests under: (i) assignable service and maintenance contracts in effect with respect to the Premises and with respect to the personal property located on the Premises; (ii) all assignable personal property leases pertaining to the Premises; and
                   (iii) all assignable leases and subleases pertaining to the Premises;

               (g) A sum of money equal to: (i) the aggregate of the Core
                   Deposits assumed by Purchaser pursuant to Section 1.2, reduced by the aggregate principal amount plus accrued but unpaid interest, on all Deposit Related Loans, if any, plus
                   (ii) the amount of accrued but unpaid interest on such Core Deposit liabilities as of the Closing Date, plus (iii) the amount of prepaid land contract servicing fees, if applicable, calculated on a pro rata basis to the Closing Date, minus (iv) the amount of currency in the vault in the Premises as of the Closing Date, and minus (v) the sum of the aggregate book value principal amount of the Loan Portfolio as of the Closing Date, plus accrued but unpaid interest, late charges and other sums due and owing thereon through the Closing Date.

All of the foregoing items described in paragraphs (a), (b), (c), (d), (e),
(f) and (g) of this Section 1.1 are sometimes hereafter referred to as the "Branch Office Properties."

               1.2 Purchase Price. In full consideration for the sale, transfer and assignment of the Branch Office Properties, Purchaser agrees to pay to Seller a sum of money (the "Purchase Price") equal to (i) $1,190,000 less the Seller's net book value determined in accordance with generally accepted accounting principles consistently applied of the Excluded Equipment as of the end of the month immediately preceding the Closing Date, such amount representing the agreed upon value as of the Closing Date of the Premises and furniture, fixtures and equipment located therein, plus (ii) a Deposit Premium (as hereinafter defined). The "Deposit Premium" shall equal eight percent (8%) of the total Core Deposits (excluding for this purpose only certificates of deposit issued and outstanding as of the Closing Date in amounts of $100,000 or more) transferred to Purchaser at the time of Closing (as defined herein). The Seller and the Purchaser agree that they will prepare and file their federal and any state or local income tax returns, including any and all notices, and other filings required pursuant to Section 1060 of the Internal Revenue Code of 1986, as amended, including IRS Form 8594, based on the resulting Purchase Price of the Branch Office Properties described in this Section 1.2.

                   Purchaser also agrees to assume the specified deposit liabilities of Seller arising as of the Closing on account of savings, NOWS, MMCAs, MMDAs, ECAs, RBCAs, LBCAs, certificates of deposit, IRA's and SEP's, Seller's obligations to pay all accrued but unpaid interest thereon and Seller's obligations under all other agreements relating to such deposit accounts, the Deposit Related Loans, if any, the Loan Portfolio (subject, however, to Purchaser's rights pursuant to Section 8.7 hereof) and maintenance and service contracts and other leases and agreements assumed by Purchaser, in each case as the same shall exist at the Closing.

               1.3 Prorated Items Adjustment. All real and personal property taxes and special assessments (other than any special assessments payable in installments over time extending beyond the Closing Date) which have become a lien on the Premises or on any personal property located on the Premises as of the Closing shall be paid by Seller. Current real and personal property taxes and any special assessments payable in installments for the year in which the Closing occurs, if any, shall be prorated and adjusted at the Closing on a due date basis as if paid in arrears. Water and other utility bills and safe deposit box rental fees will be prorated and adjusted as of the Closing. Seller shall be reimbursed by Purchaser for the portion, prorated as of the Closing Date, of the deposit insurance premiums paid by Seller to the FDIC with respect to the Core Deposits for the second semi-annual assessment period in 1994 if the Closing occurs in calendar year 1994 or for the first semi-annual assessment period in 1995 if the Closing occurs in calendar year 1995. For purposes of calculating this reimbursement, an assessment rate shall be used which is the annual risk based assessment rate applicable to the Purchaser under the Bank Insurance Fund ("BIF"). Seller shall also be reimbursed for any unused portion of the security deposit under the Traverse City Lease.

                                 II. CLOSING

               2.1 Closing. The closing (herein "Closing") shall take place as of the close of business on either the first, second or third Saturday following approval of the Commissioner of the Financial Institutions Bureau of the State of Michigan (the "FIB") or the expiration of thirty (30) days following the date of approval of the Federal Deposit Insurance Corporation ("FDIC"), whichever occurs later. The selection of the precise date of Closing and the location of Closing shall be a date and location mutually agreeable to Purchaser and Seller (herein "Closing Date").

               2.2 Deliveries by Seller. Seller shall deliver to Purchaser the following:

               (a) At the Closing, Seller shall deliver to Purchaser: (i) the information described on Exhibit C hereto with respect to the Core Deposit accounts and Loan Portfolio transferred to Purchaser, which shall be prepared in a manner consistent with Exhibit C hereto and shall be complete and accurate in all material respects as of the close of business on the day preceding the Closing Date, and shall be certified as such by the Chief Financial or Accounting Officer of Seller, as well as the computer files from which such information was generated; (ii) corporate warranty deeds in the form set forth in Exhibit D, conveying good and marketable title to the Premises situated in Bellaire, Michigan and Central Lake, Michigan, subject only to existing building and use restrictions and easements of record and other imperfections of title reasonably acceptable to the Purchaser, real estate transfer valuation affidavits with respect to such Premises executed by Seller in the form prescribed by the Register of Deeds in the county in which each such Premises is located for determining the amount of the transfer tax payable with respect to the conveyance of such Premises to Purchaser hereunder (which transfer tax shall be payable by Seller), and the affidavit referred to in Section 3.13 hereof; (iii) an assignment of the Traverse City Lease, in form and substance acceptable to Purchaser, along with the landlord's consent and estoppel affidavit described in
                   Section 5.11 hereof; (iv) a bill of sale conveying marketable title to the tangible personal property described in Exhibit B, in the form as set forth in Exhibit E; (v) a general assignment of contract rights transferring to Purchaser all of Seller's rights and privileges under the Core Deposit account contracts, safe deposit box rental agreements and Deposit Related Loan agreements, if any, the Loan Portfolio, all personal property leases, service contracts and other agreements to be assumed by Purchaser, in the form as set forth in Exhibit F, along with copies of all such contracts, agreements and leases; (vi) original promissory notes and other negotiable instruments endorsed to Purchaser's order, assignments of mortgages, UCC financing statements and other security instruments with respect to the Loan Portfolio, and any escrow accounts established thereunder; (vii) a certificate of Seller's Secretary attesting to the approval of this Agreement by its Board of Directors, with copies attached thereto of the resolutions adopted by its Board of Directors; (viii) the title insurance commitments required by Section 5.3, along with irrevocable instructions to the title insurance company to issue and deliver the title insurance policies to Purchaser in accordance therewith; and (ix) such other documents as Purchaser may reasonably request to more effectively transfer the Branch Office Properties to Purchaser. Seller shall deliver possession of the Branch Office Properties to Purchaser at the close of business on the Closing Date.

               (b) By ten o'clock in the morning, Detroit time, on the first business day for both Seller and Purchaser following the Closing Date, Seller shall deliver to Purchaser (i) a sum of money, in immediately available funds, equal to the aggregate balance of all Core Deposits liabilities (including accrued but unpaid interest) transferred to Purchaser, reduced by the aggregate principal and net accrued but unpaid interest amounts on all Deposit Related Loans, if any, computed as of the close of business on the day preceding the Closing Date relating to the deposit account liabilities transferred to Purchaser; and (ii) a sum of money, in immediately available funds, which represents interest on the sum described in Section 2.2(b)(i) at the Federal Funds Rate for "this week" as last reported prior to the Closing Date by the Board of Governors of the Federal Reserve System ("Federal Reserve Board") in the Federal Reserve Statistical Release H-15, Selected Interest Rates (the "Federal Funds Rate") for the period beginning with, and including, the Closing Date to, but not including, the date of payment hereunder, MINUS (A) a sum of money equal to the currency in the vaults at the Premises at the close of business on the Closing Date,
                   (B) a sum of money equal to the aggregate principal balance, and accrued but unpaid interest, late charges and other sums due and owing as of the Closing Date, in respect of the Loan Portfolio, and (C) a sum of money equal to interest on the sum described in Section 2.2(b)(ii)(B) above at the Federal Funds Rate for the period beginning with, and including, the Closing Date to, but not including, the date of payment hereunder.

               2.3 Deliveries by Purchaser. Purchaser shall deliver to Seller the following:

               (a) At the Closing, Purchaser shall deliver to Seller: (i) an instrument of assumption substantially in the form attached hereto as Exhibit G, pursuant to which Purchaser assumes and agrees to perform all of Seller's liabilities and obligations relating to the Core Deposit and Deposit Related Loans, if any, transferred to Purchaser by Seller, the Loan Portfolio, subject to the rights of Purchaser pursuant to Section 8.7 hereof, the servicing agreements for land contracts being transferred to Purchaser, if any, and the assignable contracts, leases and subleases to be assumed by Purchaser in accordance with Section 5.7 hereof; and (ii) a certificate of Purchaser's Cashier or Secretary attesting to the approval of this Agreement by the Purchaser's Board of Directors, with copies attached thereto of the resolutions adopted by Purchaser's Board of Directors.

               (b) By ten o'clock in the morning, Detroit time, on the first business day for both Seller and Purchaser following the Closing Date, Purchaser shall deliver to Seller: (i) a sum of money, in immediately available funds, equal to the Purchase Price; and (ii) a sum of money, in immediately available funds, which represents interest on the Purchase Price at the Federal Funds Rate for the period beginning with, and including, the Closing Date to, but not including, the date of payment hereunder.


               2.4 Net Payment. Notwithstanding any other provisions of this
Section 2 to the contrary, Purchaser and Seller agree that at the time of Closing, they will calculate the net payment due pursuant to Section 2.2 and
Section 2.3 and the party owing funds to the other will remit said net payment in the manner set forth in Section 2 of this Agreement.

               2.5 Post Closing Settlement. On the first or second day following the

Closing Date, Seller shall deliver to Purchaser a complete and accurate list of the information described on Exhibit C with respect to all deposit accounts and loan balances included in the Branch Office Properties as of the close of business on the Closing Date, certified by the Chief Financial or Accounting Officer of Seller. Within ten (10) business days after the Closing, at a time and place to be agreed upon, the parties shall make an appropriate transfer of funds to reflect any change in total deposits and loan balances from the close of business on the day preceding the Closing through the close of business on the Closing Date, plus any amount required to reflect NOW, MMCA, MMDA, ECA, RBCA, LBCA, certificate of deposit, IRA and SEP transactions, if any, that settle after the Closing Date as required by Section 8.3. If Seller's certified list of Core Deposit accounts and Loan Portfolio shall be unacceptable to Purchaser, a mutually acceptable nationally recognized certified public accounting firm shall conduct an audit of such accounts and loans within 30 days after the Closing and shall certify the results thereof to the Purchaser and Seller and such certified report shall be conclusive and binding on both parties hereto, and the cost of such audit shall be borne equally by both parties

                III. REPRESENTATIONS AND WARRANTIES OF SELLER

               Seller represents and warrants to Purchaser as follows:

               3.1 Organization, etc. Seller is a state bank duly organized, validly existing and in good standing under the laws of the State of Michigan, and has the full corporate power to enter into this Agreement and to carry out its obligations hereunder. Seller further represents and warrants that Seller's Board of Directors has approved this Agreement and that this Agreement constitutes a legal, valid and binding obligation of Seller.

               3.2 No Violation, etc. Neither the execution and delivery of this Agreement nor the performance by Seller of its obligations hereunder constitutes or will constitute a violation of or default under Seller's charter or bylaws or any law, rule, ordinance, regulation, court order, agreement, indenture or understanding to which Seller is a party or by which Seller or its properties is bound or affected.

               3.3 Taxes. Seller has duly and timely filed all returns and reports with federal, state and local taxing authorities relating to the payment of interest, earnings or dividends on the Core Deposits to be transferred to Purchaser hereunder, and has duly and timely paid all taxes, levies and assessments on such accounts and any other of the Branch Office Properties, including but not limited to any applicable intangibles taxes, personal property taxes, real property taxes, sales and use taxes and excise taxes. To the best of its knowledge and to the best of its ability, Seller has obtained, to the extent required by law, all federal tax identification numbers related to the Core Deposits.

               3.4 Environmental. Seller has no actual knowledge of any hazardous substances, hazardous waste, pollutant or contaminant, including but not limited to asbestos, PCB's or urea formaldehyde, having been generated, released into, stored or deposited over, upon or below the Premises or into any water systems on or below the surface of the Premises by Seller, or, to its actual knowledge, from any source whatsoever. As used in this Agreement, the terms "hazardous substances," "hazardous waste", "pollutant" and "contaminant" mean any substance, waste, pollutant or contaminant included within such terms under any applicable Federal, or state statute or regulation. To best of Seller's knowledge, no demand, claim, notice, suit in equity, administrative action, investigation or inquiry, whether brought on by any governmental authority, private person or entity or otherwise, arising under, relating to or in connection with any environmental laws is pending or threatened against Seller in respect of the Premises or any past or present operation of Seller therein.

               3.5 Real Property. Except as disclosed on Exhibit I hereto, the improvements and appurtenances to the Premises and their present use by Seller do not, and the use of the same by Purchaser (including specifically all drive-up teller windows), to the best of Seller's knowledge, will not violate any provision of any presently applicable law, zoning ordinance, fire regulation, or restrictive covenant; except that Seller makes no representations or warranties with respect to compliance of the Premises with any state or federal law, rule or regulation pertaining to accessibility of the Premises to individuals with handicaps or disabilities, including, but not limited to, the Americans with Disabilities Act and the regulations adopted in connection therewith. Seller owns the Premises situated in Bellaire, Michigan and Central Lake, Michigan in fee simple free and clear from all liens and encumbrances whatsoever, subject only to current taxes which are a lien thereon but not yet due and payable and other exceptions permitted under this Agreement or otherwise acceptable to Purchaser. Upon delivery by Seller of the corporate warranty deeds to the Premises located in Bellaire, Michigan and Central Lake, Michigan at the Closing, Purchaser will acquire good, valid and marketable fee simple title to such Premises. Seller is the tenant under the Traverse City Lease which is in full force and effect in the form previously delivered to Purchaser, and there are no defaults in any material respect currently existing thereunder. Except as disclosed in Section 3.12 hereof, no party is in possession of all or any portion of the Premises, whether as lessee or tenant at sufferance, other than Seller.

               3.6 Personal Property. All of the tangible personal property described on Exhibit B under the category "Assets Owned" is validly and indefeasibly owned by Seller free and clear of all liens and encumbrances. Any personal property located on the Premises in which Seller has a leasehold interest may be removed from the Premises by the Closing Date without breach or violation of any applicable lease agreement or any material damage or alterations to the Premises; provided, however, Seller shall not remove any such personal property from the Premises unless Purchaser has given Seller written notice pursuant to Section 5.7 hereof that Purchaser does not want to assume the applicable lease agreement, in which case such personal property shall be removed from the Premises, at Seller's expense, on or before the Closing Date.

               3.7 Litigation; Compliance with Law. There are no claims, demands, actions, suits or proceedings pending or, to Seller's knowledge, threatened against or affecting Seller by any customer, depositor, supplier or employee of Seller or by any other person on account of any business or related activities conducted by Seller or its employees or agents at the Premises, and Seller does not know of any basis in fact for any such claim, demand, action, suit or proceeding.

               3.8 Outstanding Accounts and Contracts As of August 31, 1994, the aggregate of all Core Deposit liabilities relating to accounts maintained at the Branch Offices was approximately $49,029,000. Seller has previously furnished to Purchaser: (a) a complete and accurate list of all types of accounts offered at the Branch Offices and all outstanding loans secured by any such accounts; (b) copies of all forms of deposit account contracts, passbooks, certificates of deposit and other evidences of ownership relating to such accounts; (c) copies of all powers of attorney, IRS W-9 forms, joint control agreements and other agreements, orders or instructions relating to the rights of existing depositors at the Branch Offices; and (d) copies of all direct deposit agreements with the Social Security Administration or any other person or party relating to the accounts at the Branch Offices. All such lists and copies were true, accurate and complete in all material respects.

               3.9 Loan Portfolio. All of the loans in the Loan Portfolio will include all related servicing rights with respect to such loans.

               3.10 No Adverse Change in Financial Condition. Since July 31, 1994, there has been no material adverse change in the financial condition, assets, liabilities or business of Seller. Since such date no event has occurred or, to Seller's knowledge, is likely to occur that would have a material adverse effect on the financial condition, assets, liabilities or business of Seller.

               3.11 Disclosure. To the best of its knowledge, Seller has disclosed to Purchaser all facts material to the Branch Office Properties. No representation or warranty by Seller contained in this Agreement and no statement contained in any certificate, schedule, list or other writing furnished to Purchaser pursuant hereto contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading.

               3.12 Bellaire Tenancy. Seller has leased a portion of the Premises situated in Bellaire, Michigan (the "Tenant Premises") to Derman & Turkelson, a Michigan co-partnership ("Tenant"), in accordance with the terms of a certain lease dated April 6, 1987 (the "Tenant Lease"), which lease expired on March 31, 1990. Notwithstanding the expiration of the Tenant Lease, a true and complete copy of which has previously been provided to Purchaser, Tenant continues to occupy the Tenant Premises on a month-to-month basis in accordance with the terms of the Tenant Lease. Seller and Tenant have not entered into any agreements or understandings, and Seller has not made any representations to Tenant, regarding Tenant's continued occupancy of the Tenant Premises on terms other than as set forth in the Tenant Lease. Tenant is current in the payment of rent for its continued occupancy of the Tenant Premises through the month of September, 1994.

               3.13 Contracts. There are no service or maintenance contracts with respect to the Premises or any personal property located thereon, any personal property leases pertaining to the Premises, or any leases or subleases relating to all or any portion of the Premises, other than the Traverse City Lease and the Tenant Lease.

               3.14 FIRPTA. Seller is not a "foreign person" as defined in
Section 1445(f)(3) of the Internal Revenue Code of 1986 and regulations promulgated thereunder, and Seller will furnish to the Purchaser, at Closing, an affidavit to this effect.

               IV. REPRESENTATIONS AND WARRANTIES OF PURCHASER

               Purchaser represents and warrants to Seller as follows:

               4.1 Organization, etc. Purchaser is a state bank duly organized, validly existing and in good standing under the laws of the State of Michigan, and has the full corporate power to enter into this Agreement and to carry out its obligations hereunder (subject to receipt of the approvals of the FIB and the FDIC). Purchaser further represents and warrants that Purchaser's Board of Directors has approved this Agreement and that upon receipt of approvals from the FIB and the FDIC, this Agreement will constitute a legal, valid and binding obligation of Purchaser.

               4.2 No Violation, etc. Neither the execution and delivery of this Agreement nor the performance by Purchaser of its obligations hereunder constitutes or will constitute a violation of or default under Purchaser's charter or bylaws or any law, rule, ordinance, regulation, court order, agreement, indenture or understanding to which Purchaser is a party or by which Purchaser or its properties is bound or affected.

                  V. CONDITIONS TO OBLIGATIONS OF PURCHASER

               Each and every obligation of Purchaser hereunder is subject to the satisfaction of the following conditions, or their waiver in writing by Purchaser, at or prior to the Closing Date:

               5.1 Truth and Accuracy. The representations and warranties of Seller contained in this Agreement shall have been true and correct in all material respects when made and shall continue to be true and correct in all material respect through the Closing Date as though made on such date.

               5.2 Approval by Regulators. The written approvals of the FIB and the FDIC to the transactions contemplated hereby shall have been received and all requisite waiting periods shall have expired.

               5.3 Title Commitment. Seller shall have furnished to Purchaser not later that twenty-five (25) days prior to the Closing Date, at Seller's expense, one or more commitments for title insurance, issued by a title insurance company reasonably acceptable to Purchaser and bearing a date subsequent to the date of this Agreement, in which said title insurance company agrees to issue and deliver, without cost to Purchaser, one or more policies of title insurance with standard exceptions insuring Purchaser for the amount of the Purchase Price of the Premises against any loss or damage incurred by Purchaser's failure to acquire from Seller fee simple marketable title to the Premises situated in Bellaire, Michigan and Central Lake, Michigan, subject to building and use restrictions and easements of record and other exceptions reasonably acceptable to Purchaser, and a leasehold interest in the Premises located in Traverse City, Michigan pursuant to the Traverse City Lease. Purchaser shall have a period of ten (10) days following delivery to it of such commitment or commitments issued by the title insurance company under this Section 5.3 within which to notify Seller of any exceptions in such title insurance commitments which do not meet the provisions of this Section
5.3. Any portion of such title insurance commitments as to which notice is not given shall be deemed to be satisfactory to Purchaser. In the event such notification is given to Seller, Seller shall have sixty (60) days from the date of Purchaser's notice of defects in which to cure such defects.

               5.4 No Adverse Change. There shall not have been any material disposition of any of the Premises or personal property set forth on Exhibit B, or material damage or destruction to the Premises and personal property set forth in Exhibit B from fire, lightning, smoke, storms, explosion, vandalism or similar events, nor shall there have been any material adverse change in the financial condition of Seller or the business of Seller as conducted at the Branch Offices, including any material adverse change in the offered terms governing any Core Deposit accounts that is not in the ordinary course of business consistent with past practices, or any material change in the aggregate amounts of and relative composition of the Core Deposit accounts or the Loan Portfolio from that prevailing as of the most recent date that information was provided by Seller to Purchaser immediately prior to execution of this Agreement.

               5.5 Environmental. Acceptance by Purchaser of an environmental assessment performed by an environmental consultant selected by Purchaser and approved by Seller, at Purchaser's expense, which states to Purchaser's sole satisfaction that no present indication exists that hazardous or toxic materials, wastes or substances have been used, generated, stored, released, discharged, disposed of or are present on, under or about the Premises or on any adjoining land to any material extent and that the Premises are free from and contain no hazardous or toxic substances, asbestos, wastes, chemicals or liquids to any material extent as such terms are described or defined in the following statues and rules:

                      Federal Clean Air Act
                      Federal Clean Water Act
                      Federal Resource Conservation and Recovery Act Comprehensive Environmental Response, Compensation
                         and Liability Act

Purchaser shall have until 11:59 p.m. on October 10, 1994 to satisfy, waive, remove this condition or notify Seller in writing as to any objections it has regarding the environmental condition of the Premises and that Purchaser is terminating the Agreement. Failure of Purchaser to give Seller the notice required herein shall be deemed a waiver of this condition by Purchaser.

               5.6       Intentionally Omitted.

               5.7       Intentionally Omitted.

               5.8 Seller Performance. Seller shall have performed all of its obligations hereunder, except those obligations which by their terms are to be performed at or after the Closing, and as to such obligations Seller shall be ready, willing and able to perform the same.

               5.9 No Litigation. No action, suit or proceeding against Seller or Purchaser prevents, or is pending and seeks to prevent, the consummation of the transactions contemplated hereby.

               5.10 Other. Purchaser shall have received from Seller all lists, schedules and copies referred to in Section 3.8 not previously delivered by Seller prior to the execution of this Agreement, and such certificates of Seller's officers as Purchaser reasonably deems necessary to evidence the continued truth and accuracy in all material respects of Seller's representations and warranties as of the Closing Date and Seller's compliance in all material respects with all other agreements and covenants by Seller contained herein.

               5.11 Landlord Consent and Estoppel Affidavit. Seller shall have obtained a written consent, in form and substance acceptable to Purchaser (which form Purchaser shall cause to be prepared and circulated within seven
(7) days after the date of this Agreement), from the landlord under the Traverse City Lease to the assignment of the Traverse City Lease from Seller to Purchaser, and an estoppel affidavit from such landlord, in form and substance acceptable to Purchaser, attesting to the continuing existence of the Traverse City Lease and the non-existence of any defaults thereunder, among other things.

               5.12 Tenant Estoppel. Seller shall have obtained an estoppel affidavit from the Tenant, in substantially the form of Exhibit H, pursuant to which Tenant shall have agreed to attorn to Purchaser as landlord under the terms of the Tenant Lease upon consummation of the transactions contemplated hereby, and acknowledging the continued occupancy of the Tenant Premises by Tenant on a month-to-month basis in accordance with the terms of the Tenant Lease, that such continued occupancy may be terminated upon thirty (30) days written notice to Tenant, and that there are no defaults under the terms of the Tenant Lease, among other things.

                   VI. CONDITIONS TO OBLIGATIONS OF SELLER

               Each and every obligation of Seller hereunder is subject to the satisfaction of the following conditions, or their waiver in writing by Seller, at or prior to the Closing Date:

               6.1 Approvals by Regulators. The written approvals of the FIB and the FDIC to the applications submitted by Purchaser for the transactions contemplated hereby shall have been received by the Purchaser and all requisite waiting periods shall have expired.

               6.2 Purchaser Performance. Purchaser shall have performed all of its obligations hereunder, except those obligations which by their terms are to be performed at or after the Closing, and as to such obligations Purchaser shall be ready, willing and able to perform the same.

               6.3 No Litigation. No action, suit or proceeding against Seller or Purchaser prevents, or is pending and seeks to prevent, the consummation of the transactions contemplated hereby.

               6.4 Other. Seller shall have been provided with a written statement from Purchaser indicating that each of the conditions set forth in
Section 5 hereof have been satisfied or waived and that, subject to Purchaser's rights pursuant to Section 8.7 hereof, Purchaser accepts the Premises and the Branch Office Properties "as is" in their present condition.

                         VI. CONDUCT PRIOR TO CLOSING

               During the period of time from the date of execution of this Agreement to the date of Closing the parties agree to take the following action:

               7.1 Applications to Regulators. Promptly after execution of this Agreement, Purchaser shall prepare and submit applications to the FIB and the FDIC and any other required regulatory agency for permission to establish branch offices at the Premises. To the extent necessary, Seller shall join in such applications and furnish to Purchaser all necessary financial information, certificates and other documents as shall be necessary or desirable in connection with the filing of such applications.

               7.2 Intentionally Omitted.

               7.3 No Material Change in 0perations. So long as this Agreement shall remain in effect prior to the Closing Date, Seller shall carry on its banking business at the Branch Offices in substantially the same manner as conducted on the date of this Agreement and shall refrain from introducing any new or unusual methods of operation or accounting. Seller shall not purchase or commit to purchase any additional furnishings or equipment to be placed on the Premises without first obtaining Purchaser's written approval for such action. Additionally, Seller shall not sell any material Branch Office Property, enter into any material contracts, including leases, concerning the Premises or pledge or encumber the Premises or Branch Office Property without first obtaining Purchaser's written approval. Seller shall pay or credit all regular payments relating to deposit accounts maintained at the Branch Offices in accordance with its customary practices. During the pendency of this Agreement, Seller shall grant no pay raises to employees working at the Premises if said raises would be outside the ordinary course of Seller's business, unless and until said raises have been approved in writing by Purchaser.

               7.4 Maintenance of Properties. Seller shall maintain the Premises and all tangible personal property located thereon in accordance with its customary practices and shall keep the same fully insured under existing policies of insurance.

               7.5 No Breach. Seller shall refrain from doing any act or omitting to do any act which will cause a material breach of any contract or commitment relating to its business conducted at the Branch Offices or the properties included in the Branch Office Properties.

               7.6 Access to Records and Premises. Within fifteen (15) days after the date of this Agreement, Seller shall, to the extent it has such information available, provide Purchaser with the information specified on Exhibit C attached hereto, and Seller agrees to provide updates of such information as required by Section 2.2. Following execution of this Agreement, Seller agrees to provide Purchaser, or its representatives, with access during normal business hours to the Premises to permit Purchaser to install telephone data communication lines and to examine the Premises in order to facilitate transference of the business conducted thereon, provided that Purchaser shall not disrupt Seller's operations in carrying out such activities, Seller also agrees to make available for inspection by Purchaser the books and records pertaining to the business of Seller as conducted at the Branch Offices, and Seller agrees not to destroy any such books and records without giving Purchaser reasonable prior notice of its intent to do so and an opportunity to review the same and make copies thereof. Seller further agrees that in the event Purchaser finds any deficiencies in Seller's books and records pertaining to the Premises or any of the other Branch Office Properties, Seller shall, upon request by Purchaser, use its best efforts to cure such deficiencies as soon as reasonably practicable after receipt of such request from Purchaser. In the event the sale and transfer as contemplated by this Agreement is not consummated for any reason within the time periods set forth in this Agreement, then Purchaser shall, within five (5) business days of receipt of demand from Seller, return to Seller all originals and copies of account and customer information, books, records, computer tapes and data provided to Purchaser pursuant to this Agreement and further agrees to promptly remove all personal property and communications lines installed by Purchaser upon receipt of Seller's request therefor.

               7.7 No Announcements. Purchaser and Seller shall each refrain from making any public announcement or any announcement to Seller's customers (including depositors) of the transactions contemplated by this Agreement without the prior written approval thereof of the other party unless such an announcement is required by the Securities and Exchange Commission or some other regulatory body governing the affairs of either the Purchaser or Seller. Additionally, the parties agree to jointly prepare and issue a press release announcing this transaction on a mutually agreeable date and Purchaser agrees not to commence the publication of public notices required in connection with the regulatory approvals anticipated by Sections 5.2 and 6.1 hereof until the satisfaction or waiver of the contingency set forth in Section 5.5 hereof.

               7.8 Notice to Depositors and Customers. Purchaser, at its sole cost and expense, shall prepare and send a notice, promptly following the Closing, to the depositors whose accounts it is acquiring and to the loan customers, which notice shall comply with all requirements of regulatory authorities.

               7.9 No Other Agreements. Seller agrees that so long as this Agreement is pending, it will not solicit any offers or enter into any agreements or understandings with any other party relating to the disposition of the Branch Office Properties or Premises without the prior written consent of the Purchaser.

               7.10 Surveys. Within ten (10) days after the date of this Agreement, Seller shall deliver to Purchaser any existing surveys of the Premises situated in Bellaire, Michigan and Central Lake, Michigan which Seller has in its possession.

               7.11 Best Efforts. Each party to this Agreement shall use its best efforts to render its representations and warranties hereunder true and correct, to perform its covenants and obligations hereunder, to obtain as soon as possible all government and other third-party consents required to be obtained by it, and to take such action as may be necessary to close the transactions contemplated herein on or before December 31, 1994.

               7.12 No-Shop Clause From the day hereof until the later of the Closing or June 30, 1995, the Seller, its affiliates, and their respective officers, directors, employees and other agents shall immediately cease any existing discussions or negotiations with any person or entity conducted with respect to any proposal for a merger or other business combination or sale of any assets inconsistent with the transactions anticipated hereby (a"Sale Proposal") and will not directly or indirectly take any action to facilitate, initiate, or encourage any offer or indication of interest from any person or entity with respect to any Sale Proposal, propose, authorize, recommend or enter into any agreement with respect to any Sale Proposal, or disclose any non-public information relating to the Branch Office Properties or afford access to any such properties or the books and records relating thereto to any person or entity who might be considering making, or who has made, an offer with respect to a Sale Proposal.


                      VIII. ACTION SUBSEQUENT TO CLOSING

               8.1 Assistance After Closing. With respect to any alarm and surveillance or other equipment not purchased by Purchaser hereunder, Seller agrees to keep in service and make available to Purchaser any such equipment at the Premises for a period of up to fifteen (15) business days after the Closing, and Purchaser agrees to reimburse Seller for a pro rata portion of the costs for such systems for the time of actual use thereof by Purchaser.

               8.2 Removal of Property. If Purchaser shall request, Seller agrees to remove from the Premises any tangible personal property located thereon not sold to Purchaser as a part of the Branch Office Properties prior to the Tuesday following the Closing.

               8.3 Post-Closing Settlement. For a period of ninety (90) days following Closing, Seller shall consult with Purchaser upon presentment of any checks, drafts, incoming ACH debits and credits, credit card debits and adjustments, ATM transactions on sold accounts (only for ten (10) days) and other negotiable instruments drawn on any of the deposit accounts transferred to Purchaser hereunder, and if assured by Purchaser that sufficient funds are available to honor such instruments, Seller shall pay such instruments. Upon presentment of such instruments following such consultation with and assurance by Purchaser and payment by Seller, Purchaser agrees to purchase such checks and instruments from Seller for the face amount thereof. If any customer of Seller whose deposit account is transferred to Purchaser hereunder has, prior to the Closing Date, presented or deposited a negotiable instrument drawn on another financial institution for collection and payment, and such instrument subsequently is dishonored by the drawee institution, Purchaser agrees to purchase such negotiable instrument from Seller for the face amount thereof provided that at the time of transfer of such deposit account to Purchaser there existed a proper hold on sufficient credit in the account against which to charge such dishonored instrument.

               8.4 Indemnification.

               (a) Seller shall indemnify, defend and hold Purchaser, its directors, officers, employees and agents harmless from and against all demands, damages, liabilities, costs and expenses (including, without limitation, interest, penalties and attorneys' fees) asserted against, imposed on or incurred by such indemnified party by reason of or resulting from (a) any material breach of the representations, warranties or covenants of Seller herein; and (b) any other material liability or obligation of or claim against Seller or Purchaser arising out of any occurrence, event or state of facts relating to any of the properties transferred to Purchaser hereunder existing or having taken place prior to the Closing, including, without limitation, any material liability or obligation for any tax, penalty or interest arising from or with respect to any of the Branch Office Properties, or operations of the business conducted therewith, which is incurred or is attributable to any period on or prior to the Closing Date, other than those liabilities, obligations and claims specifically assumed by Purchaser hereunder. Purchaser will give Seller notice of any such claims, and Seller will undertake the defense thereof at its own cost by representatives of its own choosing. Further, Purchaser shall have the option of participating in said defense at its own expense.

               (b) Purchaser shall indemnify, defend and hold Seller, its directors, officers, employees and agents harmless from and against all demands, damages, liabilities, costs and expenses (including, without limitation, interest, penalties and attorneys' fees) asserted against, imposed on or incurred by such indemnified party by reason of or resulting from any material breach of the representations, warranties or covenants of Purchaser herein. Seller will give Purchaser notice of any such claims, and Purchaser will undertake the defense thereof at its own cost by representatives of its own choosing reasonably acceptable to Seller. Further, Seller shall have the option of participating in said defense at its own expense.


               8.5 Tax Reports. Seller agrees to file with appropriate federal, state, and local taxing authorities and to send to all Core Deposit account customers and loan customers, including but not limited to Deposit Related Loan customers, if any, all required reports pertaining to the interest paid to or by them with respect to their accounts from the beginning of the calendar year in which the Closing occurs to (but not including) the Closing Date. Purchaser agrees to file with appropriate federal, state, and local taxing authorities and to send to all Core Deposit account customers and loan customers, including but not limited to Deposited Related Loan customers, if any, all required reports pertaining to the interest paid to or by them with respect to their accounts from and including the Closing Date to the last day of the calendar year in which the Closing occurs.

               8.6 Account Transfers. Following the Closing, Purchaser agrees, for all Core Deposit accounts acquired hereunder, to honor all existing arrangements with the Automated Clearing House Association ("ACHA") for incoming transactions to and from accounts with other financial institutions and third parties (including Seller) and to honor any arrangements for transfers by Seller from one account of a depositor to another account at the Branch Offices, but Purchaser shall not be required to honor any other type of account transfer arrangement offered by Seller to the depositors whose accounts are transferred hereunder.

               8.7 Put Rights Regarding Loan Portfolio. Notwithstanding anything in this Agreement to the contrary, for a period of ninety (90) days following the Closing Date, Purchaser shall have an option, exercisable in its sole discretion and upon written notice to Seller, to cause Seller to repurchase any or all loans in the Loan Portfolio (the "Purchased Loans") from Purchaser, at the price paid at Closing by Purchaser for such Purchased Loans, adjusted for all payments, accruals and advances received, booked or made, as the case may be, in accordance with the written agreements relating to such Purchased Loans from the Closing Date to the date of such repurchase by Seller. In the event that Purchaser exercises its rights under this Section 8.7, Seller shall repurchase such Purchased Loans described in such written notice within fifteen (15) days following receipt of such written notice, and Purchaser shall deliver to Seller such instruments of conveyance as may reasonably be necessary to effectuate such repurchase, including but not limited to a general assignment of rights with respect to such Purchased Loans, original promissory notes and other negotiable instruments duly endorsed to Seller's order and assignments in recordable form of mortgages, UCC financing statements and other security instruments relating to such Purchased Loans, and such other documents as Seller may reasonably request.

               8.8 Further Assurances. Each party hereto agrees to execute and deliver such other documents as the other party hereto may reasonably deem necessary or desirable to effectuate the transactions contemplated by this Agreement.

               8.9 Covenant Not To Compete. Seller hereby covenants and agrees that for a period of two years commencing on the Closing Date none of Seller, Seller's affiliates, and their respective officers, directors, employees and other agents will establish a deposit gathering branch office or otherwise, directly and knowingly, solicit deposits from any of the owners of any of the Core Deposits or loans to the borrowers, guarantors or other obligors under any loans included in the Loan Portfolio within a radius of five miles of any of the Branch Offices (the "Territory"). Not withstanding anything to the contrary express or implied herein, this Covenant Not to Compete shall neither prohibit nor apply to (i) any automated teller machines owned or operated by Seller now located in the Territory and any automated teller machines owned and operated by third parties which participated in an ATM network in which Seller also participates, (ii) any deposit gathering branch offices of third parties now or hereafter established in the Territory that are subsequently acquired by Seller or its affiliates as a result of a merger or acquisition involving any such third party or Seller or its affiliates, (iii) general advertisements or solicitations, or (iv) deposit accounts associated with any extensions of credit to a depositor which were not solicited in contravention of this Section 8.9.

                              IX. MISCELLANEOUS

               9.1 Survival of Representations. The representations and warranties of Seller and Purchaser herein shall survive the Closing for a period of one (1) year. All statements contained herein or in any certificate, schedule, list or other document delivered pursuant hereto shall be deemed representations and warranties within the meaning of this Section.

               9.2 No Commissions. Except for the fee to be paid by Purchaser to W.Y. Campbell & Company, each of the parties hereto represents and warrants to the other that there are no claims for brokerage commissions or finder's fees in connection with the transactions contemplated by this Agreement. Each party will indemnify the other and hold it harmless from and against any and all claims or liabilities for brokerage commissions or finder's fees incurred by reason of any action taken by it.

               9.3 Termination of Agreement. Notwithstanding any other provision contained herein, this Agreement may be terminated (i) by either party upon written notice to the other and without liability for breach hereof by the terminating party if the Closing has not occurred by March 31, 1995 for any reason other than a breach of this Agreement by the terminating party,
(ii) by the non-breaching party in the case of a material breach of the representations, warranties or agreements set forth herein (excluding Section 7.11, the violation of which will not constitute a material breach of this Agreement) or in case any of the conditions precedent to the terminating party's obligation to proceed has not been satisfied or waived by March 31, 1995, or (iii) if the Closing has not occurred by December 31, 1994 either party may terminate this Agreement provided such party is not in material breach of any representation warranty or covenant contained in this Agreement, such party pays the other party $20,000.00 in full and complete satisfaction of all obligations and liabilities whereunder, and such party provides the other party written notice of its election to terminate this Agreement prior to 5:00 p.m., Eastern Standard Time, on January 3, 1995.

               9.4 Expenses. Seller agrees that all fees and expenses incurred by it in connection with this Agreement shall be borne by it, and Purchaser agrees that all fees and expenses incurred by it in connection with this Agreement shall be borne by it.

               9.5 Parties in Interest. This Agreement and the schedules and other writings referred to herein or delivered pursuant hereto which form a part hereof contain the entire understanding of the parties with respect to its subject matter. There are no restrictions, promises, warranties, covenants or undertakings other than expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter. This

Agreement may be amended only by a written instrument duly executed by the parties and may not be assigned by Purchaser without the express written consent of the Seller. Any condition to a party's obligations hereunder may be waived in writing by such party.

               9.6 Employees. Purchaser shall have no obligation to employ any person now employed by Seller. Purchaser will review the qualifications and may interview some or all of Seller's employees working at the Premises, and may offer employment positions on an at will basis to all, some or none of the employees now employed by Seller at salary and wage levels and benefits determined solely by Purchaser. Each individual employee may accept or reject Purchaser's employment offer. Purchaser assumes no liability for any accrued or vested employee benefits of any of Seller's employees.

               9.7 Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

               9.8 Notices. All notices, claims, certificates, requests, demands and other communications hereunder shall be in writing and will be deemed to have been duly given if delivered or mailed (registered or certified mail, postage prepaid, return receipt requested or Federal Express or other overnight delivery service which guarantees next day delivery and requires acknowledgement of receipt):

               If to Purchaser:     Brian D. Bell, Chairman, President
                                             and Chief Executive Officer
                                            CB Financial Corporation
                                            One Jackson Square
                                            Jackson, Michigan  49201

               With a copy to:      Richard M. Bolton, Esq.
                                            Dickinson, Wright, Noon, Van Dusen
                                              & Freeman
                                            500 Woodward Avenue, Suite 4000
                                            Detroit, Michigan 48226-3598

               If to Seller:                Dana M. Cluckey
                                            Executive Vice President

                                            Republic Bancorp, Inc.
                                            1070 East Main Street
                                            Owosso, Michigan 48867

               With a copy to:      George E. Parker III, Esq.
                                            Miller, Canfield, Paddock and
                                              Stone, P.L.C.
                                            150 W. Jefferson, Suite 250
                                            Detroit, Michigan 48226-4415


               9.9 Confidentiality. For purposes of this Agreement, any and all financial information, schedules, agreements, books, records, accounts, reports, customer lists, customer information, electronic data bases, loan files, instruments, papers, documents, or other information relating to the Branch Office Properties shall be deemed to be "Confidential Information".

               (a) While this Agreement is in effect and at all times
                   thereafter unless and until this transaction is consummated, Purchaser shall treat as strictly confidential, and shall not divulge to any other person (natural or corporate) the Confidential Information which it may come to know as a direct result of a disclosure by Seller or which may come into its possession directly as a result of and during the course of investigation pursuant to this Agreement. Purchaser shall be permitted to disclose such Confidential Information to its directors, officers, employees, attorneys, accountants, and financial advisers who have a need for such information in connection with this transaction.

               (b) The provisions of this Section shall not preclude Purchaser from using or disclosing at any time Confidential Information which is (i) readily ascertainable from public information or trade sources; (ii) reasonably required to be included in a report filed with any governmental agency;
                   (iii) reasonably required to be included in any filing or application required by any regulatory agency; (iv) received from a third party not under any obligation to keep such information confidential; (v) required by law or regulation to be disclosed; (vi) known by it before the commencement of discussions among the parties to this Agreement; or (vii) subsequently developed by it independent of its disclosure pursuant to or in connection with this Agreement.

               9.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same Agreement.

               9.11 Governing Law. Except insofar as this Agreement is subject to federal banking law, this Agreement shall be governed by and construed in accordance with the laws of the State of Michigan.

               IN WITNESS WHEREOF the parties have caused this Agreement to be executed on their behalf by duly authorized officers as of the date first above written.

                                   REPUBLIC BANK

                                   By: /s/ Barry J. Eckhold
                                       ------------------------------------
                                           Barry J. Eckhold
                                           President and Chief Executive
                                       Officer


                                   CB NORTH

                                   By:  /s/ Francis B. Flanders
                                        ------------------------------------
                                        Its: Chairman, President and C.E.O.
                                             -------------------------------